

January 12, 2010

By U.S. Mail and Facsimile (202) 362-2902

Duffield J. Seyller, III
President and Chief Executive Officer
Harvard Illinois Bancorp, Inc.
58 North Ayer Street
Harvard, Illinois 60033

Re: Harvard Illinois Bancorp, Inc.
Registration Statement on Form S-1
Filed September 15, 2009
File No. 333-61931

Dear Mr. Seyller:

We have reviewed your filing and have the following comment. If you should disagree with this comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 23.2

1.   Please revise your consent to reflect the change made to your audit report (i.e. audit report date and dual date).

*   *   *

Closing Comments

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding the above comment. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Kip A. Weissman, Esq.
        Robert P. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015